UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2006

Commission file number: 000-30910

O2MICRO INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this Form 6-K:

1.	Other Events

On March 1, 2006, O2Micro International Limited (the “Company”) received approval of its formal listing document (the “Hong Kong Listing Document”) with respect to the listing of its ordinary shares, par value $0.00002 per share, on the Main Board of The Stock Exchange of Hong Kong Limited. The Hong Kong Listing Document contains certain financial information and financial statements relating to the Company in the sections entitled “Financial Information” and “Appendix I, Accountants’ Report,” copies of which sections are attached hereto as Exhibit 99.1 and Exhibit 99.2 and incorporated herein by reference.

The Company intends to furnish a copy of the Hong Kong Listing Document as an exhibit to a report on Form 6-K pursuant to Rule 101(b)(7) of Regulation S-T promulgated under the Securities Exchange Act of 1934, as amended.

2.	Exhibits

(a) Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Financial Information

99.2	Appendix I, Accountants’ Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

March 2, 2006	By:	/s/ Sterling Du
Sterling Du Chief Executive Officer